________________________________________________________________________________
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                          INDEPENDENCE HOLDING COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER)

                          INDEPENDENCE HOLDING COMPANY
                                   (OFFEROR)

    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                                  453440 30 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                DAVID T. KETTIG
                          INDEPENDENCE HOLDING COMPANY
                            96 CUMMINGS POINT ROAD,
                          STAMFORD, CONNECTICUT 06902
                                 (203) 358-8000
         (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              -------------------

                           CALCULATION OF FILING FEE

             Transaction Valuation:                            Amount of Filing Fee:
                  $1,675,000*                                         $335.00

---------

*Assumes purchase of 100,000 shares at $16.75 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A                           Filing Party:  N/A
         Form or Registration No:  N/A                           Dated Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] Third-party tender offer subject to Rule 14d-1.

    [x] Issuer tender offer subject to Rule 13e-4.

    [ ] Going-private transaction subject to Rule 13e-3.

    [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
                              -------------------

    Independence Holding Company, a Delaware corporation ('IHC'), pursuant to this Tender Offer Statement on Schedule TO, offers to purchase from each owner of IHC common stock, par value $1.00 per share, 100,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $16.75 nor less than $15.00 per share (in $0.25 increments), net to the seller in cash. IHC's offer is being made upon terms and subject to the conditions specified in the Offer to Purchase dated July 26, 2001 and the accompanying Letter of Transmittal. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibit
(a) (1) (A) and (a) (1) (B) hereto, respectively.

    All information in the Offer to Purchase filed as Exhibit (a) (1) (A) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

________________________________________________________________________________

ITEM 1-11.

    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a) (1) (B), respectively, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS

 EXHIBIT
 NUMBER                             DESCRIPTION
 ------                             -----------
(a)(1)(A)   -- Offer to Purchase dated July 26, 2001
(a)(1)(B)   -- Letter of Transmittal
(a)(1)(C)   -- Notice of Guaranteed Delivery
(a)(1)(D)   -- Letter to brokers, dealers, commercial banks, trust
               companies and other nominees dated July 26, 2001
(a)(1)(E)   -- Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated July 26,
               2001
(a)(1)(F)   -- Letter to shareholders from the Chief Executive Officer of IHC dated July 26, 2001.
(a)(1)(G)   -- Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9
(a)(1)(H)   -- Press Release dated July 16, 2001*
(a)(1)(I)   -- Example of 'Dutch Auction' Process
(a)(1)(J)   -- Press Release dated July 26, 2001 announcing commencement of tender offer
(a)(2)-(5)  -- Not applicable
(b)         -- Not applicable
(d)         -- Not applicable
(g)         -- Not applicable
(h)         -- Not applicable

---------

*  Previously filed on Schedule TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INDEPENDENCE HOLDING COMPANY

                                                    /s/ ROY T.K. THUNG
                                           .....................................

                                                      ROY T.K. THUNG
                                                 CHIEF EXECUTIVE OFFICER

Dated: July 26, 2001

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
 ------                             -----------
(a)(1)(A)   -- Offer to Purchase dated July 26, 2001
(a)(1)(B)   -- Letter of Transmittal
(a)(1)(C)   -- Notice of Guaranteed Delivery
(a)(1)(D)   -- Letter to brokers, dealers, commercial banks, trust
               companies and other nominees dated July 26, 2001
(a)(1)(E)   -- Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated July 26,
               2001
(a)(1)(F)   -- Letter to shareholders from the Chief Executive Officer of IHC dated July 26, 2001.
(a)(1)(G)   -- Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9
(a)(1)(H)   -- Press Release dated July 16, 2001*
(a)(1)(I)   -- Example of 'Dutch Auction' Process
(a)(1)(J)   -- Press Release dated July 26, 2001 announcing commencement of tender offer
(a)(2)-(5)  -- Not applicable
(b)         -- Not applicable
(d)         -- Not applicable
(g)         -- Not applicable
(h)         -- Not applicable

---------

*  Previously filed on Schedule TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    Not applicable.